FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: June 12, 2008

Exhibit 99.1

China Medical Technologies Reports Fourth Quarter and Full Year Financial Results

Beijing, June 12, 2008 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products and high intensity focused ultrasound tumor therapy system, today announced its unaudited financial results for the fourth quarter (“4Q FY2007”) and the full year of the fiscal year ended March 31, 2008 (“FY2007”).

4Q FY2007 Highlights

•	Revenues increased by 74.3% year-over-year to RMB284.2 million (US$40.5 million).

•	Non-GAAP adjusted net income, as defined below, increased by 45.5% year-over-year to RMB133.6 million (US$19.1 million).

•	Non-GAAP adjusted diluted earnings per ADS*, as defined below, increased by 38.3% year-over-year to RMB4.66 (US$0.66).

FY2007 Highlights

•	Revenues increased by 67.4% year-over-year to RMB915.7 million (US$130.6 million) exceeding the high end of our targeted range of RMB885 million.

•	Non-GAAP adjusted net income, as defined below, increased by 39.4% year-over-year to RMB432.1 million (US$61.6 million) exceeding the high end of our targeted range of RMB420 million.

•	Non-GAAP adjusted diluted earnings per ADS*, as defined below, were RMB15.44 (US$2.20) exceeding the high end of our targeted range of RMB15.10.

•	Cash dividend of US$0.5 per ADS* was declared which increased by 25.0% as compared to cash dividend of US$0.4 per ADS last year.

*	One American Depositary Share (“ADS”) = 10 ordinary shares

See “Non-GAAP Measure Disclosures” below, where the impact of certain items on reported results is discussed.

“FY2007 was a landmark year for China Medical Technologies to become an advanced IVD company,” commented Mr. Xiaodong Wu, Chairman and CEO of the Company. “About 60% of our revenues were generated from both ECLIA and FISH diagnostic businesses. We expect a higher percentage of our revenues to be generated from these businesses in FY2008 as our recurring reagent sales continue to grow rapidly. We successfully launched our FISH business in FY2007 and have established a direct sales network of selling our FISH reagents to more than 200 large hospitals in China. We will expand the direct sales network to cover more than 500 large hospitals in China by the end of FY2008. We believe that this network will help the Company maintain a close relationship with a large group of high end hospital consumers in China and benefit the Company by selling all its products to these hospitals in the long term.”

“We faced challenges upon the launch of our new diagnostic FISH business and transportation interruption in southern China by the heavy snow storm during FY2007. We also faced several interest rate reductions which decreased our interest income as well as the delay in the assessment of hi-tech enterprise designation for Chinese companies by the PRC government which increased our income tax expense,” commented Mr. Sam Tsang, CFO of the Company. “Despite these challenges, we managed to exceed our targeted revenues and adjusted net income which we revised upward in November 2007. These were the results of our successful execution of our strategies for FISH business and timely reaction to business interruption caused by natural disaster. Again, we challenge ourselves by setting new targeted revenues and adjusted net income for FY2008 which are detailed under “Outlook for FY2008” below. Besides, I have tried to compare our results and new targets to Thomson First Call mean which is commonly referred to by our shareholders and investors but found that there are only two sell-side analysts covering the Company. I believe it is not in the best interest of our shareholders and potential investors and have included the task of increasing sell-side analyst coverage to my task list for FY2008.”

4Q FY2007 Financial Results

The Company reported revenues of RMB284.2 million (US$40.5 million) for 4Q FY2007, representing a 74.3% increase from the corresponding period of FY2006.

The Company’s revenues are currently generated from three product lines, ECLIA diagnostic systems, FISH diagnostic systems and HIFU tumor therapy systems. ECLIA and FISH system sales include the sales of equipment and reagent kits.

ECLIA system revenues for 4Q FY2007 were RMB112.2 million (US$16.0 million), representing a 70.3% increase from the corresponding period of FY2006. The strong year-over-year growth in the ECLIA system revenues reflected the increasing utilization of ECLIA equipment by hospitals and the introduction of new reagents, both of which drove increasing demand for reagent kits.

FISH system revenues for 4Q FY2007 were RMB68.8 million (US$9.8 million). We launched our FISH systems in 1Q FY2007.

HIFU tumor therapy system revenues for 4Q FY2007 were RMB103.2 million (US$14.7 million), representing a 6.1% increase from the corresponding period of FY2006. The year-over-year growth in this sector was driven primarily by increases in unit sales.

Gross margin decreased to 64.2% for 4Q FY2007 as compared to 73.2% for the corresponding period of FY2006. The decrease in gross margin was mainly due to the amortization of FISH intangible assets of RMB17.5 million (US$2.5 million) which resulted in a 6.2% decrease in gross margin. In addition, FISH equipment sales generated lower gross margin. However, FISH reagent sales generate recurring revenue and higher gross margin for the Company. The rapid growth in FISH reagent sales will improve the gross margin in the future.

Research and development expenses were RMB11.4 million (US$1.6 million) for 4Q FY2007, representing a 43.5% year-over-year increase. The increase was primarily due to the development of new ECLIA and FISH reagents.

Sales and marketing expenses were RMB8.2 million (US$1.2 million) for 4Q FY2007, representing a 52.7% year-over-year increase. The increase was primarily due to the establishment and expansion of direct sales force and promotional activities for FISH systems.

General and administrative expenses were RMB16.3 million (US$2.3 million) for 4Q FY2007, representing a 10.5% year-over-year decrease. The decrease was primarily due to the decrease in cash bonus for senior management.

Interest income was RMB5.0 million (US$0.7 million) for 4Q FY2007, representing a 66.8% decrease from the corresponding period of FY2006. The decrease was primarily due to lower cash balance as a result of payments made for the FISH and other acquisitions and a decrease in the interest rate for US dollar bank deposits.

Interest expense of convertible notes was RMB9.4 million (US$1.3 million) for 4Q FY2007. The notes bear interest at 3.5% per annum.

Interest expense of amortization of convertible notes issuance cost was RMB1.9 million (US$0.3 million) for 4Q FY2007.

Other interest expense of RMB1.3 million (US$0.2 million) for 4Q FY2007 was primarily due to the present value discounting of long term other payable of US$10 million for the final payment of FISH acquisition due in March 2009.

Income tax expense was RMB33.7 million (US$4.8 million) for 4Q FY2007. The effective tax rate for 4Q FY2007 was 24.3% primarily due to the increase in income tax rate from 10% to the transitional rate of 18% in connection with the New Law effective in January 2008 as well as certain non-deductible expenses for income tax.

The China Unified Corporate Income Tax Law (the “New Law”) became effective on January 1, 2008. The New Law established a single unified 25% income tax rate for most companies with some preferential income tax rates including 15% income tax rate to be applicable to qualified hi-tech enterprises. The related detailed implementation rules and regulations on the definition of various terms and the interpretation and application of the provisions of the New Law were promulgated by the State Council in December 2007 and April 2008. However, the application for hi-tech enterprise under the New Law is pending for the implementation by the relevant government authorities. Before the approval of hi-tech enterprise, the Company is required to pay income tax in accordance with the transitional income tax arrangement where the income tax rate is 18% in 2008 and 20% in 2009. The Company believes that it meets the criteria of hi-tech enterprise under the New Law and is ready to make the application when the government authorities commence the process.

Net income was RMB105.2 million (US$15.0 million) for 4Q FY2007, representing a 25.7% increase from the corresponding period of FY2006.

Adjusted net income excluding stock compensation expense and amortization of acquired intangible assets (non-GAAP) was RMB133.6 million (US$19.1 million) for 4Q FY2007, representing a 45.5% increase from the corresponding period of FY2006. The lower growth rate compared to net revenues was primarily due to convertible note expenses of RMB11.3 million (US$1.6 million), a decrease in interest income and an increase in effective income tax rate.

Stock compensation expense for 4Q FY2007 was RMB4.7 million (US$0.7 million), which was allocated to research and development expenses (RMB1.7 million) and general and administrative expenses (RMB3.0 million), respectively.

Amortization of acquired intangible assets for 4Q FY2007 was RMB23.7 million (US$3.4 million), which was allocated to cost of revenues.

As of March 31, 2008, the Company’s cash balance was RMB682.7 million (US$97.4 million).

As of March 31, 2008, the Company’s accounts receivable was RMB289.8 million (US$41.3 million), representing an increase of 14.4% from the balance at December 31, 2007. Accounts receivable turnover days were 114 days in this quarter compared to 115 days in previous quarter.

FY2007 Financial Results

Revenues were RMB915.7 million (US$130.6 million) for FY2007, representing a 67.4% year-over-year increase. The targeted revenues for FY2007 ranged from RMB860 million to RMB885 million which were revised upward in November 2007.

ECLIA system revenues for FY2007 were RMB380.5 million (US$54.3 million), representing a 76.5% year-over-year increase. FISH system revenues for FY2007 were RMB166.9 million (US$23.8 million) after the launch of our FISH systems in 1Q FY2007. HIFU tumor therapy system revenues for FY2007 were RMB368.3 million (US$52.5 million), representing a 11.1% year-over-year increase.

Gross margin decreased to 62.2% for FY2007 as compared to 72.3% for FY2006 primarily due to similar reasons for 4Q FY2007. During FY2007, quarterly gross margin showed improvement in 3Q FY2007 and 4Q FY2007 which were 63.2% and 64.2% respectively primarily due to increasing sales of FISH reagents.

Research and development expenses were RMB40.9 million (US$5.8 million) for FY2007, representing a 29.9% year-over-year increase. The increase was primarily due to the development of new ECLIA and FISH reagents.

Sales and marketing expenses were RMB29.1 million (US$4.2 million) for FY2007, representing a 59.3% year-over-year increase. This increase was primarily due to the establishment and expansion of direct sales force for FISH systems and promotional activities for both ECLIA and FISH systems.

General and administrative expenses were RMB75.4 million (US$10.8 million) for FY2007, representing a 36.2% year-over-year increase primarily due to an increase in headcount to meet the expansion of the Company’s operations and stock compensation expense arising from the grant of restricted stock and stock options in June 2007.

Other income was RMB3.1 million (US$0.4 million) for FY2007, which was primarily due to government grants.

Interest income was RMB28.6 million (US$4.1 million) for FY2007, representing a 31.7% year-over-year decrease. The decrease was primarily due to lower cash balance as a result of payments made for the FISH and other acquisitions and a decrease in interest rate for US dollar bank deposits.

Interest expense of convertible notes was RMB39.1 million (US$5.6 million) for FY2007. The notes bear interest at 3.5% per annum and were issued in November 2006.

Interest expense of amortization of convertible notes issuance cost was RMB7.9 million (US$1.1 million) for FY2007.

Other interest expense of RMB5.2 million (US$0.7 million) for FY2007 was due to the present value discounting of long term other payable of US$10 million for the final payment of FISH acquisition due in March 2009.

Income tax expense was RMB78.2 million (US$11.2 million) for FY2007. The effective tax rate for FY2007 was 19.4% primarily due to the increase in income tax rate from 10% to the transitional rate of 18% in connection with the New Law effective in January 2008 as well as certain non-deductible expenses for income tax.

Net income was RMB325.2 million (US$46.4 million) for FY2007, representing a 12.3% year-over-year increase.

Adjusted net income excluding stock compensation expense and amortization of acquired intangible assets (non-GAAP) was RMB432.1 million (US$61.6 million) for FY2007, representing a 39.4% year-over-year increase. The targeted adjusted net income for FY2007 ranged from RMB410 million to RMB420 million which were revised upward in November 2007.

Stock compensation expense for FY2007 was RMB16.7 million (US$2.4 million), which was allocated to research and development expenses (RMB2.8 million) and general and administrative expenses (RMB13.9 million), respectively. The Company approved the grant of 3,560,000 restricted stock, equivalent to 356,000 ADS to certain directors, officers and employees on June 6, 2008 which was approximately 1.3% of the issued shares. The restricted stock vests over a period of three years.

Amortization of acquired intangible assets for FY2007 was RMB90.2 million (US$12.9 million), which was allocated to cost of revenues.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB7.012 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of Monday, March 31, 2008.

Cash Dividend

The Board of Directors has declared a cash dividend on its ordinary shares of US$0.05 per share, equivalent to US$0.5 per ADS based on the Company’s net income for FY2007. The cash dividend will be paid on or around August 28, 2008 to shareholders of record as of July 25, 2008.

Outlook for FY2008

The Company’s reagent businesses from both ECLIA and FISH systems will drive the growth of the Company for FY2008 despite the decline in equipment sales of the two systems. The Company has introduced the reagent rental arrangement for our ECLIA system so that qualified hospitals can use the Company’s ECLIA equipment free of charge but have to purchase the Company’s ECLIA reagents. The Company expects the arrangement to expand the penetration of its ECLIA equipment to more hospitals especially high end and low end hospitals. Regarding FISH system, the Company does not manufacture the microscopes used for observing the results of FISH tests. The Company purchases the microscopes and sells them to hospitals. Recently, the Company has referred the hospitals to purchase the microscopes directly from the manufacturers so that hospitals can reduce the cost of setting up this new diagnostic platform and expedite the commencement of this diagnostic service to patients. As a result, more hospitals will use the Company’s FISH reagents faster and drive the growth of the FISH reagent revenue. Both ECLIA and FISH reagent sales are recurring in nature and generate high gross margin for the Company.

The targeted net revenues for the fiscal year ending March 31, 2009 are expected to be between RMB1,190 million (US$169.7 million) and RMB1,230 million (US$175.4 million), representing a year-over-year increase of 30.0% - 34.3%.

The targeted adjusted net income excluding stock compensation expense and amortization of acquired intangible assets (non-GAAP) for the fiscal year ending March 31, 2009 are expected to be between RMB585 million (US$83.4 million) and RMB605 million (US$86.3 million), representing a year-over-year increase of 35.4% - 40.0%.

The targeted adjusted diluted EPS excluding stock compensation expense and amortization of acquired intangible assets (non-GAAP) for the fiscal year ending March 31, 2009 is expected to be between RMB20.10 (US$2.87) and RMB20.73 (US$2.96) assuming a diluted number of ADS of about 31.5 million and excluding interest for convertible notes and amortization of convertible notes issuance cost, representing a year-over-year increase of 30.1% - 34.3%.

The above targets are based on the Company’s current views on the operating and marketing conditions which are subject to change.

Non-GAAP Measure Disclosures

To supplement its consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses non-GAAP measures of adjusted net income and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of stock compensation expense and amortization of acquired intangible assets. Non-GAAP financial measures are used by the Company in their financial and operating decision-making because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparison. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company’s management also believes the non-GAAP financial measures are useful for itself and investors because it makes more meaningful comparisons of the Company’s current results of operations to those of prior periods.

The Company’s management believes excluding the non-cash stock compensation expense from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payment and is otherwise unrelated to the Company’s core operating results.

The Company’s management believes excluding the non-cash amortization expense of acquired intangible assets resulting from acquisitions from its non-GAAP financial measures is useful for itself and investors because they enable a more meaningful comparison of the Company’s performance between reporting periods. In addition, such amortization will not result in cash settlement in the future.

The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Conference Call

The Company’s management team will host a conference call at 8:00 a.m. Eastern Time on June 12, 2008 (or 8:00 p.m. Beijing/Hong Kong time on the same date) to discuss the results following this earnings announcement.

The dial-in details for the live conference call are as follows:

•	U.S. Toll Free Number 1-800-260-8140

•	International dial-in number 1-617-614-3672

Passcode CMEDCALL.

A live webcast of the conference call will be available on http://ir.chinameditech.com.

A replay of this webcast will be available for one month on this website.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 a.m. Eastern Time on June 13, 2008.

The dial-in details for the replay are as follows:

•	U.S. Toll Free Number 1-888-286-8010

•	International dial-in numbers 1-617-801-6888

Passcode 52979476

About China Medical Technologies, Inc.

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products using Enhanced Chemiluminescence (ECLIA) technology and Fluorescent in situ Hybridization (FISH) technology, to detect and monitor various diseases and disorders, and system using High Intensity Focused Ultrasound (HIFU) for the treatment of solid cancers and benign tumors. For more information, please visit http://www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release, the Company’s strategic operational plans, as well as outlook for FY2008, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Sam Tsang
Tel:	+86-10-6530-8833
Email:	IR@chinameditech.com

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of
	March 31, 2007	December 31, 2007	March 31, 2008
	RMB	RMB	RMB	US$
	(in thousands)
Assets
Current assets
Cash and cash equivalents	1,173,640	950,311	682,679	97,359
Trade accounts receivable	201,778	253,186	289,751	41,322
Prepayments and other receivables	41,484	38,123	27,845	3,971
Inventories	27,991	31,858	27,834	3,969

Total current assets	1,444,893	1,273,478	1,028,109	146,621

Property, plant and equipment, net	135,792	152,027	164,499	23,460
Land use rights	7,619	7,478	7,430	1,060
Goodwill	—	—	8,654	1,234
Intangible assets, net	1,565,362	1,425,519	1,541,793	219,879
Prepayments and other receivables	—	298,605	154,264	22,000
Convertible notes issuance costs	38,020	30,086	27,055	3,858
Deferred income taxes	542	—	—	—

Total assets	3,192,228	3,187,193	2,931,804	418,112

Liabilities
Current liabilities
Trade accounts payable	47,847	47,739	48,040	6,851
Accrued liabilities and other payables	594,489	503,200	238,580	34,025
Income taxes	38,467	51,152	69,499	9,911

Total current liabilities	680,803	602,091	356,119	50,787

Convertible notes	1,158,480	1,094,190	1,051,800	150,000
Other payable - long term	67,206	67,265	—	—
Deferred income taxes	—	202	1,124	160

Total liabilities	1,906,489	1,763,748	1,409,043	200,947

Shareholders’ equity
Ordinary shares US$0.1 par value: 500,000,000 authorized; 273,600,001 issued and outstanding as of March 31, 2007, 274,066,661 issued and outstanding as of December 31, 2007 and March 31, 2008	225,125	225,473	225,473	32,155
Additional paid-in capital	504,795	521,596	526,264	75,052
Accumulated other comprehensive loss	(21,335)	(37,481)	(48,046)	(6,852)
Retained earnings	577,154	713,857	819,070	116,810

Total shareholders’ equity	1,285,739	1,423,445	1,522,761	217,165

Total liabilities and shareholders’ equity	3,192,228	3,187,193	2,931,804	418,112

Note:

The Company has performed preliminary purchase price allocation after completion of acquisition in Beijing Bio-Ekon Biotechnology Co., Ltd. in January 2008. The Company will finalize the purchase price allocation as soon as practicable.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended				For the Years Ended
	March 31, 2007	December 31, 2007	March 31, 2008		March 31, 2007	March 31, 2008
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except for per ADS information)
Revenues (1)	163,103	265,133	284,219	40,533	546,970	915,738	130,596
Cost of revenues	(43,766)	(97,643)	(101,742)	(14,510)	(151,614)	(346,436)	(49,406)

Gross profit	119,337	167,490	182,477	26,023	395,356	569,302	81,190
Operating expenses:
Research and development	(7,960)	(11,577)	(11,423)	(1,629)	(31,469)	(40,875)	(5,829)
Sales and marketing	(5,395)	(8,490)	(8,236)	(1,175)	(18,264)	(29,099)	(4,150)
General and administrative	(18,259)	(24,154)	(16,347)	(2,331)	(55,352)	(75,376)	(10,750)

Total operating expenses	(31,614)	(44,221)	(36,006)	(5,135)	(105,085)	(145,350)	(20,729)

Operating income	87,723	123,269	146,471	20,888	290,271	423,952	60,461
Other income	2,300	3,033	—	—	6,024	3,133	447
Interest income	15,143	7,136	5,034	718	41,970	28,649	4,086
Interest expense - convertible notes	(10,183)	(9,755)	(9,396)	(1,340)	(15,342)	(39,149)	(5,583)
Interest expense - amortization of convertible notes issuance cost	(2,064)	(1,978)	(1,905)	(272)	(3,111)	(7,937)	(1,132)
Interest expense - other	—	(1,181)	(1,299)	(185)	—	(5,229)	(746)

Income before income tax	92,919	120,524	138,905	19,809	319,812	403,419	57,533
Income tax expense	(9,194)	(22,723)	(33,692)	(4,805)	(30,094)	(78,197)	(11,152)

Net income	83,725	97,801	105,213	15,004	289,718	325,222	46,381

Earnings per ADS - basic	3.20	3.73	4.01	0.57	10.76	12.40	1.77

- diluted (2)	3.11	3.52	3.74	0.53	10.74	11.99	1.71

Weighted average number of ADS - basic	26,196,308	26,238,264	26,242,974	26,242,974	26,923,217	26,221,900	26,221,900

- diluted (2)	30,882,901	31,080,129	31,116,665	31,116,665	28,697,979	31,039,668	31,039,668

Notes:

(1) Revenues

- ECLIA	65,879	96,663	112,221	16,004	215,550	380,520	54,267
- FISH	—	52,831	68,827	9,816	—	166,901	23,802
- HIFU	97,224	115,639	103,171	14,713	331,420	368,317	52,527

	163,103	265,133	284,219	40,533	546,970	915,738	130,596

(2)	In computing diluted earnings per ADS for the three months and full year of the fiscal year ended March 31, 2008, interest expense and amortization in connection with convertible notes were added back to net income before dividing net income by the diluted number of ADS, which included shares that may be issued from the conversion of convertible notes.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Years Ended
	March 31, 2007	March 31, 2008
	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	360,999	463,334	66,077

Net cash used in investing activities	(884,455)	(831,551)	(118,589)

Net cash provided by (used in) financing activities	871,554	(86,149)	(12,286)

Effect of foreign currency exchange rate change on cash	(18,249)	(36,595)	(5,219)

Net increase (decrease) in cash and cash equivalents	329,849	(490,961)	(70,017)
Cash and cash equivalents:
At beginning of year	843,791	1,173,640	167,376

At end of year	1,173,640	682,679	97,359

China Medical Technologies, Inc.

Reconciliations of Non-GAAP Adjusted Net Income to GAAP Net Income

	For the Three Months Ended				For the Years Ended
	March 31, 2007	December 31, 2007	March 31, 2008		March 31, 2007	March 31, 2008
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except for per ADS information)
GAAP net income	83,725	97,801	105,213	15,004	289,719	325,222	46,381
Adjustments:
Stock compensation expense	311	5,074	4,669	666	1,278	16,660	2,376
Amortization of acquired intangible assets	7,747	21,876	23,700	3,380	18,935	90,233	12,868

Non-GAAP adjusted net income	91,783	124,751	133,582	19,050	309,932	432,115	61,625

GAAP earnings per ADS
- basic	3.20	3.73	4.01	0.57	10.76	12.40	1.77

- diluted	3.11	3.52	3.74	0.53	10.74	11.99	1.71

Non-GAAP adjusted earnings per ADS
- basic	3.50	4.75	5.10	0.73	11.51	16.48	2.35

- diluted	3.37	4.39	4.66	0.66	11.44	15.44	2.20

Weighted average number of ADS
- basic	26,196,308	26,238,264	26,242,974	26,242,974	26,923,217	26,221,900	26,221,900

- diluted	30,882,901	31,080,129	31,116,665	31,116,665	28,697,979	31,039,668	31,039,668

Note:

(1)	In computing diluted GAAP and non-GAAP earnings per ADS for the three months ended and full year of the fiscal year ended March 31, 2008, interest expense and amortization in connection with convertible notes were added back to GAAP and non-GAAP net income, respectively, before dividing the GAAP and non-GAAP net income by the diluted number of ADS, which included shares that may be issued from the conversion of convertible notes.